Exhibit 99.3

August 24, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Postponement of the Company’s Extraordinary Meeting of Shareholders

Further to Exhibit 99.1 to the Company’s Current Report on Form 6-K, originally furnished to the Securities and Exchange Commission on July 28, 2015 (the “Current Report”), the Company would like to announce that the date of the Extraordinary Meeting of Shareholders as stated in the Current Report (August 31, 2015) has been postponed until Tuesday, September 8, 2015.

The reason for the delay is to give additional time for the completion of the Company’s discussions with representatives of the institutional investors regarding the matters on the agenda.

All other information in the Current Report remains unchanged.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.